EXHIBIT 99.1
PERSONALIZATIONS AND MIX CONTINUE TO DRIVE STRONG RESULTS AND 2026 GUIDANCE RAISE

•Net revenues of Euro 1,938 million, up 8% versus prior year (up 11% at constant currency(1))
•Operating profit (EBIT)(1) of Euro 605 million, with Operating profit (EBIT) margin of 31.2%, up 10% versus prior year (up 16% at constant currency)
•Net profit of Euro 463 million and diluted EPS at Euro 2.62
•EBITDA(1) of Euro 755 million, with EBITDA margin of 39.0%, up 7% versus prior year (up 12% at constant currency)
•Industrial free cash flow(1)(2) of Euro 276 million, up 39% versus the prior year

“The robust results achieved in the second quarter reflect our disciplined execution and the continued strength of our strategy. A sustained trend in personalizations allows us to raise the guidance for the year” said Benedetto Vigna, CEO of Ferrari. “In a single quarter, we introduced the Ferrari Luce and the Ferrari 12Cilindri Manuale: two very different sports cars that embody the same Ferrari DNA and demonstrate how we blend tradition and innovation in unique ways. Today we have the most complete line-up in Ferrari history and we continue to experience healthy demand, with an order book that entirely covers 2027”.

For the three months ended				(In Euro million,	For the six months ended
June 30,				unless otherwise stated)	June 30,
2026	2025	Change			2026	2025	Change
1,938	1,787	151	8%	Net revenues	3,786	3,578	208	6%
605	552	53	10%	Operating profit (EBIT)	1,153	1,094	59	5%
31.2%	30.9%	30 bps		Operating profit (EBIT) margin	30.5%	30.6%	(10 bps)
463	425	38	9%	Net profit	876	837	39	5%
2.63	2.38	0.25	11%	Basic EPS (in Euro)	4.96	4.68	0.28	6%
2.62	2.38	0.24	10%	Diluted EPS (in Euro)	4.95	4.68	0.27	6%

755	709	46	7%	EBITDA	1,477	1,402	75	5%
39.0%	39.7%	(70 bps)		EBITDA margin	39.0%	39.2%	(20 bps)
276	198(2)	78	39%	Free Cash Flow from Industrial Activities	929	818(2)	111	14%

1    The term EBIT is used as a synonym for Operating profit. Adjusted metrics equaled the reported ones, since there were no adjustments impacting EBITDA, EBITDA margin, EBIT, EBIT margin, Net profit, Basic EPS and Diluted EPS in the periods presented. Refer to specific paragraph on non-GAAP financial measures.
2     Free cash flow from industrial activities for the three and six months ended June 30, 2025 have been re-presented to exclude Euro 34 million mainly related to withholding taxes, which were paid in the following quarters.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), July 30, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary unaudited results(3) for the second quarter and six months ended June 30, 2026.

Business dynamics in Q2 2026
Within Sports Cars, the business performance continued to benefit from the enrichment of the product mix and the increased contribution of personalizations. In the quarter, deliveries were 3,366 units as Ferrari continued to execute its planned model change-over. Deliveries of the 12Cilindri, the 12Cilindri Spider, the Purosangue and the 296 Speciale family increased, and the Amalfi and 849 Testarossa continued their ramp up phase. The 296 GTS, the Roma Spider and the SF90 XX family decreased in line with their phase-out. Shipments of the F80 increased in line with plans. In the past months, the product line-up was further enriched by the full-presentation of the Ferrari Luce and the reveal of the 12Cilindri Manuale, a Special Series already fully allocated.
Racing revenues increased in the quarter, mainly driven by higher sponsorships and a positive contribution from the rental of engines to other Formula 1 racing teams. The quarter saw encouraging sporting results on track, with podium places secured by both Scuderia Ferrari in the Formula 1 World Championship and by the 499P Hypercar in the FIA World Endurance Championship.
Lifestyle activities continued to leverage the Ferrari ecosystem through targeted retail and experiential activations in the quarter. Key initiatives across Le Mans, Monaco, Silverstone and Goodwood attracted new customers. We also enhanced engagement at the Museo Enzo Ferrari, where initiatives such as the Jazz Open Modena partnership further amplified visibility during a key holiday period. Together, these initiatives demonstrate the effectiveness of our ecosystem strategy and the strength of customer demand.

3 These results have been prepared in accordance with the IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) as well as IFRS Accounting Standards as adopted by the European Union

Total net revenues
Net revenues for Q2 2026 were Euro 1,938 million, up 8% (up 11% at constant currency). Revenues from Cars and spare parts were Euro 1,629 million, up 8%, thanks to a richer sports cars mix and higher personalizations. Sponsorship, commercial and brand revenues reached Euro 209 million, up 2%, mainly attributable to higher sponsorships, partially offset by lower Formula 1 commercial revenues linked to the prior year Formula 1 ranking. Other revenues also grew in the quarter, mostly reflecting rental of engines to other Formula 1 racing teams. Foreign exchange impact, net of currency hedges, resulted into a negative effect primarily due to the US Dollar and the Japanese Yen.

For the three months ended				(Euro million)	For the six months ended
June 30,					June 30,
		Change					Change
2026	2025	at constant			2026	2025	at constant
		currency					currency
1,629	1,507	8%	11%	Cars and spare parts(4)	3,185	3,043	5%	7%
209	205	2%	2%	Sponsorship, commercial and brand(5)	427	396	8%	8%
100	75	31%	32%	Other(6)	174	139	25%	28%
1,938	1,787	8%	11%	Total net revenues	3,786	3,578	6%	8%

Operating profit (EBIT) and EBITDA
Q2 2026 Operating profit (EBIT) was Euro 605 million, up 10% versus the prior year (up 16% at constant currency) and with an Operating profit (EBIT) margin of 31.2%. The increase was mostly attributable to a positive product mix – mainly supported by F80 – higher personalizations and a positive contribution from racing activities, as well as temporary lower D&A in line with the ongoing model change-over. This was partially offset by higher industrial costs and marketing expenses and higher costs due to better Formula 1 in-season ranking assumptions compared to last year. Q2 2026 EBITDA reached Euro 755 million, up 7% versus the prior year (up 12% at constant currency) and with an EBITDA margin of 39.0%.

For the three months ended				(Euro million)	For the six months ended
June 30,					June 30,
		Change					Change
2026	2025	at constant			2026	2025	at constant
		currency					currency
755	709	7%	12%	EBITDA	1,477	1,402	5%	10%
605	552	10%	16%	Operating profit (EBIT)	1,153	1,094	5%	12%

4     Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts
5     Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including lifestyle collections, merchandising, licensing and royalty income
6 Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 racing teams

The decrease in net financial expenses for the quarter was mostly driven by a positive net foreign exchange effect. The effective tax rate(7) in the quarter was 23.0%, mainly reflecting the estimate of the benefit attributable to the new Patent Box. As a result, the Net profit in the quarter increased to Euro 463 million and the diluted earnings per share reached Euro 2.62, compared to Euro 2.38 in Q2 2025.
Industrial free cash flow in the quarter was strong at Euro 276 million, sustained by profitability, partially offset by capital expenditures(8), net cash interests and taxes and a negative change in working capital, provisions and other.
Net Industrial Debt(1) as of June 30, 2026 was Euro 131 million, compared to a Net Industrial Cash position of Euro 388 million as of March 31, 2026, also reflecting total shareholder remuneration of more than Euro 800 million (including the dividend distribution(9) of Euro 599 million and share repurchases for Euro 209 million).

2026 guidance raised, based on the updated assumptions:
•Stronger personalizations than initially expected
•Lower than anticipated currency headwinds, net of hedges

Confirmed the below, compared with 2025:
•Significant model change-over to shape the year and positive product mix
•Higher racing and lifestyle revenues
•Increased brand investments, as well as racing and digital expenses
•Higher D&A in line with start of production of new models

Our guidance is based on current visibility on the Middle East crisis effects.

(€B, unless otherwise stated)	UPWARD REVISED 2026 GUIDANCE	PREVIOUS 2026 GUIDANCE	2025
NET REVENUES	~7.60	~7.50	7.15
ADJ. EBITDA (margin %)	≥2.97 ≥39.0%	≥2.93 ≥39.0%	2.77 38.8%
ADJ. OPERATING PROFIT (EBIT) (margin %)	≥2.26 ≥29.5%	≥2.22 ≥29.5%	2.11 29.5%
ADJ. DILUTED EPS (€)	≥9.68(10)	≥9.45(11)	8.96(11)
INDUSTRIAL FCF	≥1.55	≥1.50	1.54

7     In Q2 2026 the effective tax rate benefits from the new Patent Box regime regulated by Law Decree No. 146 and effective from October 22, 2021, which provides for a 110% super tax deduction for costs relating to eligible intangible assets
8     Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases
9     In April 2026 the Annual General Meeting approved a dividend distribution of Euro 640 million, of which Euro 599 million was paid in the quarter. The remaining balance, which mainly relates to withholding taxes, is expected to be paid in the following quarters.
10 Calculated using the weighted average diluted number of common shares as of June 30, 2026 (176,804 thousand)
11 Calculated using the weighted average diluted number of common shares as of December 31, 2025 (178,321 thousand)

Subsequent events:
•Following approval by the Company’s shareholders at the Annual General Meeting held on April 15, 2026, on July 16, 2026, the Company cancelled all common shares that were held in treasury as of December 31, 2025, as well as all special voting shares that were held in treasury as of April 15, 2026. As a result, 16,644,606 common shares and 6,686,115 special voting shares were cancelled.
•From July 1, 2026, to July 24, 2026, the Company purchased 139,732 common shares for total consideration of €45.5 million. The share repurchases were made under the second tranche of the multi-year share buyback program of approximately €3.5 billion expected to be executed by 2030, as announced during the Capital Markets Day held in October 2025. At July 24, 2026, the Company held in treasury 1,502,095 common shares, corresponding to 0.85% of issued common shares and 0.64% of issued share capital (including special voting shares).

About Ferrari
Ferrari is one of the world’s leading luxury brands, encompassing racing, sports cars and lifestyle. In each of these three souls, the Prancing Horse is a symbol of exclusivity, innovation and cutting-edge performance. The brand’s heritage and global recognition are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful in the sport’s history. Since the inaugural World Championship in 1950, Scuderia Ferrari has claimed 16 Constructors’ and 15 Drivers’ world titles. From its home in Maranello, Italy, Ferrari designs, engineers, and produces some of the world’s most iconic and recognisable luxury sports cars, sold in over 60 markets worldwide. In lifestyle, Ferrari designs and creates a selection of personal luxury goods, collectibles and experiences that embody the brand’s elevated style and passion.
Forward Looking Statements
In this document, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. This document, and in particular the section entitled “2026 Guidance”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: our ability to preserve and enhance the value of the Ferrari brand; our ability to attract and retain qualified personnel; the success of our racing activities; our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating electric technology more broadly into our car portfolio over time and to make appealing designs for our new models; increases in costs, including as a result of increasingly stringent fuel economy, emissions and safety standards, disruptions of supply or shortages of components and raw materials; our ability to successfully carry out our controlled volume and growth strategy, while increasing our presence in growth market countries; changes in general economic conditions (including changes in the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, which is volatile; macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation; trading policies and tariffs; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; our ability to preserve the value of our cars over time and our relationship with the automobile collector and enthusiast community; disruptions at our manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; our ability to maintain the functional and efficient operation of our information technology systems and to defend against the risk of cyberattacks; the ability of our current management team to operate and manage effectively, and the reliance upon a number of key members of executive management and employees; the performance of our dealer network on which we depend for sales and services; product warranties, product recalls and liability claims; the sponsorship and commercial revenues and expenses of our racing activities, as well as the popularity of motor sports more broadly; the performance of our lifestyle activities; our ability to protect our intellectual property rights and to avoid infringing the intellectual property rights of others; changes in tax or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate; our continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; our ability to ensure that our employees, agents and representatives comply with applicable law and regulations; exchange rate fluctuations, interest rate changes, credit risk and other market risks; our ability to service and refinance our debt; our ability to provide or arrange for adequate access to financing for our clients and dealers, and associated risks; the adequacy of our insurance coverage to protect us against potential losses; potential conflicts of interest due to director and officer overlaps with our largest shareholders, and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Ferrari Media & PR
tel.: +39 0536 241053
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 241395
Email: ir@ferrari.com

www.ferrari.com

Earnings call
On July 30, 2026, at 3:30 p.m. CEST, management will hold a conference call to present the Q2 2026 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.

Appendix and non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies. Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

Shipments(12)(13)

For the three months ended			Shipments	For the six months ended
June 30,			(units)	June 30,
2026	2025	Change (units)		2026	2025	Change (units)
1,856	1,646	210	EMEA	3,314	3,347	(33)
787	993	(206)	Americas	1,817	2,015	(198)
185	274	(89)	Mainland China, Hong Kong and Taiwan	440	511	(71)
538	581	(43)	Rest of APAC	1,231	1,214	17
3,366	3,494	(128)	Total Shipments	6,802	7,087	(285)

12    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars, and other special sales
13    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia

Key performance metrics and reconciliations of NON-GAAP financial measures

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2026	2025		2026	2025
1,938	1,787	Net revenues	3,786	3,578
919	846	Cost of sales	1,809	1,704
188	160	Selling, general and administrative costs	349	309
218	225	Research and development costs	463	458
12	6	Other expenses/(income), net	19	18
4	2	Results from investments	7	5
605	552	Operating profit (EBIT)	1,153	1,094
4	7	Financial expenses/(income), net	15	21
601	545	Profit before taxes	1,138	1,073
138	120	Income tax expenses	262	236
23%	22%	Effective tax rate	23%	22%
463	425	Net profit	876	837
2.63	2.38	Basic EPS (€)	4.96	4.68
2.62	2.38	Diluted EPS (€)	4.95	4.68
755	709	EBITDA	1,477	1,402
741	699	of which EBITDA (Industrial activities only)	1,449	1,382

Total net revenues, EBITDA and Operating profit (EBIT) at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
	2026			2026
2026	at constant		2026	at constant
	currency			currency
1,629	1,641	Cars and spare parts	3,185	3,247
209	207	Sponsorship, commercial and brand	427	427
100	101	Other	174	179
1,938	1,949	Total net revenues	3,786	3,853

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
	2026			2026
2026	at constant		2026	at constant
	currency			currency
755	761	EBITDA	1,477	1,524
605	611	Operating profit (EBIT)	1,153	1,200

EBITDA is defined as net profit before income tax expense, financial expenses/(income), net and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2026	2025	Change		2026	2025	Change
463	425	38	Net profit	876	837	39
138	120	18	Income tax expense	262	236	26
4	7	(3)	Financial expenses/(income), net	15	21	(6)
150	157	(7)	Amortization and depreciation	324	308	16
755	709	46	EBITDA	1,477	1,402	75
-	-	-	Adjustments	-	-	-
755	709	46	Adjusted EBITDA	1,477	1,402	75

Adjusted Operating profit or Adjusted Earnings Before Interest and Taxes or Adjusted EBIT represents Operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2026	2025	Change		2026	2025	Change
605	552	53	Operating profit (EBIT)	1,153	1,094	59
-	-	-	Adjustments	-	-	-
605	552	53	Adjusted Operating profit (EBIT)	1,153	1,094	59

Adjusted Net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2026	2025	Change		2026	2025	Change
463	425	38	Net profit	876	837	39
-	-	-	Adjustments	-	-	-
463	425	38	Adjusted net profit	876	837	39

Basic and diluted EPS(14) are determined as per the table here below. Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million, unless otherwise stated)	For the six months ended
June 30,				June 30,
2026	2025	Change		2026	2025	Change
462	424	38	Net profit attributable to the owners of the Company	875	836	39
176,228	178,216		Weighted average number of common shares (thousand)	176,603	178,437
2.63	2.38	0.25	Basic EPS (in Euro)	4.96	4.68	0.28
-	-	-	Adjustments	-	-	-
2.63	2.38	0.25	Adjusted basic EPS (in Euro)	4.96	4.68	0.28
176,429	178,427		Weighted average number of common shares for diluted earnings per common share (thousand)	176,804	178,648
2.62	2.38	0.24	Diluted EPS (in Euro)	4.95	4.68	0.27
-	-	-	Adjustments	-	-	-
2.62	2.38	0.24	Adjusted diluted EPS (in Euro)	4.95	4.68	0.27

Capex and R&D

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2026	2025		2026	2025
236	239	Capital expenditures(8)	489	463
122	110	of which capitalized development costs(15) (A)	234	220
145	146	Research and development costs expensed (B)	300	306
267	256	Total research and development (A+B)	534	526
73	79	Amortization of capitalized development costs (C)	163	152
218	225	Research and development costs as recognized in the consolidated income statement (B+C)	463	458

14    The weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested)
15 Capitalized as intangible assets

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as consolidated cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Free Cash Flow from Financial Services Activities is defined as cash flows from operating activities of our financial services activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets of our financial services activities.

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2026	2025		2026	2025
437	395	Cash flow from operating activities	1,300	1,242
(236)	(239)	Investments in property, plant and equipment and intangible assets	(489)	(463)
201	156	Free Cash Flow	811	779
(75)	(42)	Free Cash Flow from Financial Services Activities	(118)	(39)
276	198	Free Cash Flow from Industrial Activities(16)	929	818

Net Industrial (Debt)/Cash, defined as total Debt less Cash and Cash Equivalents (Net (Debt)/Cash), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net (Debt)/Cash of Financial Services Activities). Net Debt of Financial Services Activities is defined as debt of our financial services activities less cash and cash equivalents of our financial services activities. The Net Debt of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States.

(Euro million)	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025
Debt	(3,166)	(2,929)	(2,884)
of which leased liabilities as per IFRS 16	(157)	(161)	(162)
Cash and Cash Equivalents	1,486	1,857	1,467
Net (Debt)/Cash	(1,680)	(1,072)	(1,417)
Net (Debt)/Cash of Financial Services Activities	(1,549)	(1,460)	(1,385)
Net Industrial (Debt)/Cash	(131)	388	(32)

16 Free cash flow from industrial activities for the three and six months ended June 30, 2025 has been re-presented to exclude Euro 34 million mainly related to withholding taxes, which were paid in the following quarters. Starting from the three and six months ended June 30, 2026 the free cash flow from industrial activities excludes withholding taxes.